UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Medigus Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 1.00 per share

(Title of Class of Securities)

58471G201

(CUSIP Number)

Kfir Silberman

L.I.A Pure Capital Ltd

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

+972-3-7175777

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58471G201

1	NAME OF REPORTING PERSON

L.I.A. Pure Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,493,920*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,493,920*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,493,920*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%*
14	TYPE OF REPORTING PERSON

CO

* Includes (i) 4,353,920 Shares underlying 217,696 American Depositary Shares of the Issuer (“ADSs”), each of which represents 20 Shares, and (ii) 500,000 Shares underlying 25,000 Series C Warrants, each of which is exercisable into 1 ADS.

2

CUSIP No. 58471G201

1	NAME OF REPORTING PERSON

Kfir Silberman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,647,920#
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,647,920#
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,647,920#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%#
14	TYPE OF REPORTING PERSON

IN

# Includes (i) 4,507,920 Shares underlying 225,396 ADSs (of which 7,700 ADSs are directly owned by Mr. Silberman), and (ii) 500,000 Shares underlying 25,000 Series C Warrants.

3

CUSIP No. 58471G201

1	NAME OF REPORTING PERSON

Eli Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 58471G201

1	NAME OF REPORTING PERSON

Benad Goldwasser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel and USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		261,290
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

261,290
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 58471G201

1	NAME OF REPORTING PERSON

Ronen Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 58471G201

1	NAME OF REPORTING PERSON

Eli Yoresh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel and Latvia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		166,614
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

166,614
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

166,614
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 58471G201

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends and restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, par value NIS 1.00 per share (the “Shares”), of Medigus Ltd., a company organized under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	L.I.A. Pure Capital Ltd, an entity organized under the laws of Israel (“Pure Capital”);
(ii)	Kfir Silberman, the Chairman and Chief Executive Officer of Pure Capital;
(iii)	Eli Cohen;

(iv)	Prof. Benad Goldwasser;
(v)	Ronen Rosenbloom; and
(vi)	Eli Yoresh.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of Pure Capital, Mr. Silberman and Prof. Goldwasser is 20 Raoul Wallenberg Street, Tel Aviv, Israel. The principal business address of Mr. Cohen is 1 Hertzel Street, Ashdod, Israel. The principal business address of Mr. Rosenbloom is 94 Yigal Alon Street, Tel Aviv, Israel. The principal business address of Mr. Yoresh is 5 Rabin, Kiryat Ono, Israel.

(c)       The principal business of Pure Capital is investing in securities. Mr. Silberman is the Chairman and Chief Executive Officer of Pure Capital. Mr. Cohen is a self-employed lawyer. Prof. Goldwasser is a venture capitalist and retired medical doctor. Mr. Rosenbloom is a self-employed lawyer. Mr. Yoresh is the Chief Financial Officer and a director of Foresight Autonomous Holdings Ltd.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Pure Capital is organized under the laws of Israel. Messrs. Silberman, Cohen, Rosenbloom and Yoresh and Prof. Goldwasser are citizens of Israel. Prof. Goldwasser is also a citizen of the United States of America and Mr. Yoresh is also a citizen of Latvia.

8

CUSIP No. 58471G201

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by Pure Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Of the Shares beneficially owned by Pure Capital, (i) 4,353,920 of such Shares (representing Shares underlying 217,696 ADSs) have an aggregate purchase price of approximately $720,633, excluding brokerage commissions, and (ii) 640,000 of such Shares have an aggregate purchase price of NIS 400,000, excluding brokerage commissions. The 25,000 Series C Warrants owned by Pure Capital, each of which has an exercise price of $3.50 to receive one ADS, have an aggregate purchase price of $16,257, excluding brokerage commissions.

The securities purchased by Messrs. Silberman and Yoresh and Prof. Goldwasser were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 154,000 Shares directly beneficially owned by Mr. Silberman (representing Shares underlying 7,700 ADSs) is approximately $24,557, excluding brokerage commissions. The aggregate purchase price of the 261,290 Shares directly beneficially owned by Prof. Goldwasser is approximately NIS 162,000, excluding brokerage commissions. The aggregate purchase price of the 166,614 Shares directly beneficially owned by Mr. Yoresh is approximately NIS 115,647, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On July 30, 2018, Pure Capital delivered a letter to the Issuer requesting that the Issuer convene a shareholders meeting in order to replace the members of the Issuer’s board of directors (the “Board”). In its letter, Pure Capital nominated Eli Cohen, Prof. Benad Goldwasser, Ronen Rosenbloom and Eli Yoresh (the “Nominees”) for election to the Board.

Pure Capital intends to engage in discussions with the Issuer’s Board and management team regarding means to create shareholder value. Specifically, Pure Capital intends to discuss matters such as (i) the Issuer’s chronic underperformance and opportunities to improve it, (ii) the composition of the Board and management team as well as other corporate governance concerns, (iii) opportunities to optimize the Issuer’s assets, operations and capital allocation strategy and (iv) initiating a review of strategic alternatives, including a possible sale of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment in the Issuer and Pure Capital’s nomination of the Nominees, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, a sale of the Issuer, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares (including a controlling interest in the Issuer), selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP No. 58471G201

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 63,697,758 Shares outstanding as of August 15, 2018, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 16, 2018.

As of the date hereof, Pure Capital beneficially owned 5,493,920 Shares, including 4,353,920 Shares underlying 217,696 ADSs and 500,000 Shares underlying 25,000 Series C Warrants, constituting approximately 8.6% of the Shares outstanding.

As of the date hereof, Mr. Silberman, directly beneficially owned 154,000 Shares, consisting of Shares underlying 7,700 ADSs, constituting less than 1% of the Shares outstanding. Mr. Silberman, as the Chairman and Chief Executive Officer of Pure Capital, may be deemed to beneficially own the 5,493,920 Shares beneficially owned by Pure Capital, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 5,647,920 Shares, constituting approximately 8.8% of the Shares outstanding.

As of the date hereof, Prof. Goldwasser directly beneficially owned 261,290 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Yoresh directly beneficially owned 166,614 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Messrs. Cohen and Rosenbloom did not beneficially own any Shares, constituting 0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of his position with Pure Capital, Mr. Silberman and Pure Capital may be deemed to have sole power to vote and dispose of the Shares reported owned by Pure Capital.

Mr. Silberman has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Prof. Goldwasser has the sole power to vote and dispose of the Shares directly beneficially owned by him.

10

CUSIP No. 58471G201

Mr. Yoresh has the sole power to vote and dispose of the Shares directly beneficially owned by him.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pure Capital owns 25,000 Series C Warrants. Each Series C Warrant has an exercise price of $3.50 to receive one ADS. The Series C Warrants are currently exercisable and have an expiration date of July 19, 2023.

On August 27, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated August 27, 2018.

11

CUSIP No. 58471G201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2018

L.I.A. Pure Capital Ltd

By:	/s/ Kfir Silberman
	Name:	Kfir Silberman
	Title:	Chairman and Chief Executive Officer

/s/ Kfir Silberman
Kfir Silberman

/s/ Eli Cohen
Eli Cohen

/s/ Benad Goldwasser
Benad Goldwasser

/s/ Ronen Rosenbloom
Ronen Rosenbloom

/s/ Eli Yoresh
Eli Yoresh

12

CUSIP No. 58471G201

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security ($ or NIS)	Date of Purchase / Sale

L.I.A. Pure Capital Ltd

Purchase of ADSs*	27,113	$3.3000	07/20/2018
Purchase of ADSs*	66,093	$3.3100	07/24/2018
Purchase of ADSs*	112,940	$3.3100	07/25/2018
Purchase of Series C Warrants	20,000	$0.6500	07/25/2018
Purchase of Series C Warrants	5,000	$0.6000	07/25/2018
Purchase of ADSs*	11,550	$3.3500	07/26/2018
Purchase of Ordinary Shares	640,000	NIS 0.6250	08/10/2018

Kfir Silberman

Purchase of ADSs*	100	$3.4073	07/25/2018
Purchase of ADSs*	200	$3.3925	07/25/2018
Purchase of ADSs*	100	$3.4100	07/25/2018
Purchase of ADSs*	100	$3.4100	07/25/2018
Purchase of ADSs*	100	$3.4100	07/25/2018
Purchase of ADSs*	100	$3.4000	07/25/2018
Purchase of ADSs*	100	$3.4100	07/25/2018
Purchase of ADSs*	100	$3.4200	07/25/2018
Purchase of ADSs*	100	$3.4100	07/25/2018
Purchase of ADSs*	100	$3.4200	07/25/2018
Purchase of ADSs*	400	$3.4138	07/25/2018
Purchase of ADSs*	100	$3.4200	07/25/2018
Purchase of ADSs*	100	$3.2800	07/26/2018
Purchase of ADSs*	100	$3.2850	07/26/2018
Purchase of ADSs*	100	$3.3100	07/27/2018
Purchase of ADSs*	100	$3.3050	07/30/2018
Purchase of ADSs*	100	$3.3875	07/31/2018
Purchase of ADSs*	100	$3.3673	07/31/2018
Purchase of ADSs*	100	$3.4050	07/31/2018
Purchase of ADSs*	100	$3.4073	07/31/2018
Purchase of ADSs*	100	$3.3400	07/31/2018
Purchase of ADSs*	100	$3.3500	07/31/2018
Purchase of ADSs*	100	$3.1968	08/01/2018
Purchase of ADSs*	100	$3.2400	08/01/2018
Purchase of ADSs*	100	$3.2354	08/01/2018
Purchase of ADSs*	100	$3.2800	08/02/2018
Purchase of ADSs*	100	$3.1800	08/03/2018

Purchase of ADSs*	100	$3.1989	08/06/2018
Purchase of ADSs*	100	$3.0469	08/15/2018
Purchase of ADSs*	100	$3.0473	08/15/2018
Purchase of ADSs*	500	$3.0500	08/16/2018
Purchase of ADSs*	100	$3.0550	08/16/2018
Purchase of ADSs*	100	$3.0600	08/16/2018
Purchase of ADSs*	200	$3.0535	08/16/2018
Purchase of ADSs*	100	$3.0600	08/16/2018
Purchase of ADSs*	100	$3.0535	08/16/2018
Purchase of ADSs*	100	$3.0500	08/16/2018
Purchase of ADSs*	100	$3.0600	08/16/2018
Purchase of ADSs*	300	$3.0250	08/16/2018
Purchase of ADSs*	300	$3.0250	08/16/2018
Purchase of ADSs*	200	$3.0250	08/16/2018
Purchase of ADSs*	100	$3.0250	08/16/2018
Purchase of ADSs*	100	$3.0250	08/16/2018
Purchase of ADSs*	100	$3.0100	08/16/2018
Purchase of ADSs*	100	$3.0000	08/16/2018
Purchase of ADSs*	100	$3.0800	08/17/2018
Purchase of ADSs*	100	$3.0373	08/17/2018
Purchase of ADSs*	100	$2.9854	08/17/2018
Purchase of ADSs*	100	$3.1100	08/20/2018
Purchase of ADSs*	100	$3.1100	08/20/2018
Purchase of ADSs*	100	$3.0750	08/20/2018
Purchase of ADSs*	300	$3.0650	08/20/2018
Purchase of ADSs*	100	$3.1600	08/21/2018
Purchase of ADSs*	100	$3.1700	08/21/2018
Purchase of ADSs*	100	$3.1800	08/21/2018
Purchase of ADSs*	53	$3.1700	08/21/2018
Purchase of ADSs*	47	$3.1700	08/21/2018
Purchase of ADSs*	100	$3.1800	08/21/2018
Purchase of ADSs*	100	$3.1800	08/21/2018
Purchase of ADSs*	100	$3.1952	08/21/2018
Purchase of ADSs*	100	$3.1873	08/21/2018
Purchase of ADSs*	100	$3.1873	08/21/2018

Prof. Benad Goldwasser

Purchase of Ordinary Shares	161,290	NIS 0.6200	07/27/2018
Purchase of Ordinary Shares	5,556	NIS 0.6350	07/27/2018
Purchase of Ordinary Shares	10,000	NIS 0.6370	07/27/2018
Purchase of Ordinary Shares	8,198	NIS 0.6380	07/27/2018
Purchase of Ordinary Shares	23,152	NIS 0.6390	07/27/2018
Purchase of Ordinary Shares	53,094	NIS 0.6400	07/27/2018

Eli Yoresh

Purchase of Ordinary Shares	35,000	NIS 0.5990	07/24/2018
Purchase of Ordinary Shares	20,000	NIS 0.6000	07/24/2018
Purchase of Ordinary Shares	30,000	NIS 0.6050	07/24/2018
Purchase of Ordinary Shares	22,000	NIS 0.6100	07/24/2018
Purchase of Ordinary Shares	25,000	NIS 0.6120	07/24/2018
Purchase of Ordinary Shares	14,614	NIS 0.6190	07/24/2018
Purchase of Ordinary Shares	20,000	NIS 0.5950	07/27/2018

* Each ADS represents 20 Ordinary Shares.